February 4, 2011

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 16, 2010

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation  (the “Company”), a Canadian corporation, has received and reviewed your letter of December 17, 2010, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on July 16, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

Form 20-F for Fiscal Year Ended December 31, 2009

General

1.

We note that you reference a predecessor entity, Pure Capital, on pages 16 and 23.  Please confirm that future filings will reference your current name.

RESPONSE:  We have revised the Filing to remove any references to our predecessor entity and will reference our current name in future Filings.

Item 5. Operating and Financial Review and Prospects, page 23

B. Liquidity and Capital Resources, page 24

2.

In the first paragraph of your Liquidity and Capital Resources discussion you state that you expect to finance operations through the sale of equity in fiscal 2009. Please confirm whether this statement should have read "fiscal 2010." If not, please advise.

RESPONSE:  We have revised the Filing to read “fiscal 2010”.

G. Safe Harbor, page 25

3.

Please remove your reference on page 25 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Issuers of penny stock, such as you, are excluded from relying on the safe harbor provided by these sections. See Section 21E (b )(1)(C) of the Securities Exchange Act of 1934, and Section 27 A(b )(1)(C) of the Securities Act of 1933.

RESPONSE:  We have revised the Filing to remove our reference to the safe harbor provision.

Item 6. Directors, Senior Management and Employees, page 25

A. Directors and Senior Management, page 25

4.

Please expand your disclosure regarding Mr. Brown to include his business experience.  Please also advise us why your website identifies Scott Davis as a manager and Francisco P. Montecinos as a Vice President, but you provide no related disclosure here.  Finally, we note your disclosure on page 26 that as of July 7, 2010 you had four employees. In light of the size of your company, please tell us why you have not discussed each these employees in this section which requires disclosure regarding "any employees ... upon whose work the company is dependent." See Item 6.A. of Form 20-F.

RESPONSE:  In regards to Francisco P. Montecinos, he is no longer a Vice President of the Company or identified as such on the Company’s website.  Further, we have revised the Filing to include the following requested information:

Page 28 under “A. Directors and Senior Management”:

“Alan M. Brown - Mr. Brown has invested many years in the development and success of the Company.  Mr. Brown is to be accredited with steering the Company to being the largest mineral rights land holder in the Tombstone Mining District and is now focused on developing its huge resource potential. His extensive background in financial accounting is credited for the success of the Company. He is very experienced in corporate mergers & acquisitions, real estate acquisitions and real estate development. Prior to working for the Company, Mr. Brown was the controller of a real estate development company involving multi-million dollar projects. Mr. Brown spent many years with a chartered accounting firm on Vancouver Island preparing year end reports and tax planning for a range of companies.  Mr. Brown has a great understanding of the Tombstone Mining District area and geography.”

Page 29 under “D. Employees”:

“As of July 7, 2010, we have 3 employees including Alan Brown (see above description under “Directors and Senior Management”), Steve Radvak and Scott Davis.  From time-to-time, the Company may engage various consultants, as independent contractors, to assist the Company with its drilling programs.  The Company has no relationship with any labor/trade unions.

Steve Radvak, P.E., Vice President of Exploration, Director

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He serves as a director and the Vice President of Exploration for the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., since its inception in 1998. Compliance Management, Inc. is an environmental service company, which then became Martin’s Fencing Corp., a leader in providing fences, gates and enclosures in Arizona. Mr. Radvak is a managing member of RM Fencing, LLC, which was originally organized in Arizona as Achieva Development, LLC in June of 2006.

Scott Davis, Vice President Project Manager

A member of the 5th generation of a mining family in Tombstone, Arizona, Mr. Davis has been exposed to the various aspects of mining all of his life.  Mr. Davis has worked for the Company since 2005 and has brought to our business over ten years of experience in underground mining and three years of experience as a cyanide recovery plant supervisor for PBR Minerals.  He has also built, or assisted in building, various small mills and plants.  He has worked for the State of Maine Mining Company assisting in the manufacturing of Merrill Crowe Cyanide precipitation plants.  Holding an Associate’s Degree as an Environmental Facilities Technician, he has studied electrical controls, HVAC, and mechanical engineering. In addition, Mr. Davis has another 15 years of experience working with heavy equipment and has held numerous supervisory positions in the construction industry.”

C. Board Practices, page 26

5.

We note your disclosure on page 26 that your directors are elected annually by shareholders and hold office until the next annual meeting, and that your last annual meeting was September 6, 2001. In light of your lack of annual meetings since 2001, please tell us how you have elected your current director(s). Please also provide us with proposed disclosure addressing this issue.

RESPONSE: We have revised the Filing on page 28 to include the following information:

“All of the directors of the Company are elected annually by the shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the our Articles of Incorporation and Bylaws.   Our incumbent directors continue their service, in their current capacity, until they either resign or are removed and until their successors are elected.  The Company's last annual regular general meeting was held on September 6, 2001, at which time Alan Brown was elected as a Director. Mr. Brown has continued in his office as Director since his election in 2001. Director vacancies may be filled by a majority of the remaining directors or by a sole remaining director.  On January 28, 2011, Steven Radvak was elected to serve as a member of the Board of Directors by the sole remaining director, Alan Brown.”

Item 16. page 38

6.

Please provide the disclosures required by Item16F ofForm20-F. In addition, as represented in your letter dated September 4, 2009 submitted in response to our letter dated September 2, 2009, please disclose in Item 16F that the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore and Associates Chartered ("Moore") on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality standards, and Section 10(b) of the Securities Act of 1934 and Rule 10-b-5 there under, and noncooperation with a Board investigation.

RESPONSE:  We have revised the Filing on page 41 to include the following language:

“On June 10, 2009, M&K CPAS, PLLC (“MKC”) was appointed as the Company’s registered independent public accountant for the year ended December 31, 2008. On June 10, 2009, Moore & Associates, Chartered (“Moore”), was dismissed as the Company’s registered independent public accountant. The decisions to appoint MKC and dismiss Moore were approved by the Company’s Board of Directors on June 9, 2007.

During the fiscal years ended December 31, 2007 and 2006 and the subsequent interim period up through the date of dismissal (June 10, 2009), there were no disagreements with Moore on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore, would have caused Moore to make reference thereto in its report on the Company’s financial statements for such years. Further, there were no reportable events as described in Item 304(a)(1)(iv)(B) of Regulation S-B occurring within the Company's fiscal years ended December 31, 2008 and 2007 and the subsequent interim period up through the date of dismissal (June 10, 2009).

The audit report of Moore for the financial statements of the Company as of December 31, 2007, which audit report also includes the financial statements as of December 31, 2006, contained a separate paragraph stating:

“The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $16,029,547, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the Company's fiscal years ended December 31, 2008 and 2007 and the subsequent interim period up through the date of engagement of MKC (June 10, 2009), neither the Company nor anyone on its behalf consulted MKC regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company's financial statements. Further, MKC has not provided written or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues.

On August 27, 2009, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and non-cooperation with the PCAOB investigation.”

Item 19. Exhibits

7.

Please revise your exhibit index to comply with the incorporation by reference requirements of Rule 12b-23 under the Securities Exchange Act of 1934 and provide us with your proposed revisions. Specifically, state that the exhibit is being incorporated by reference as opposed to "previously filed," and clearly reference the document with which the exhibit was filed. See Rules 12b-32 and 12b-23 under the Securities Exchange Act of 1934.

RESPONSE:  We have revised our exhibit index as requested.

Report of Independent Registered Public Accounting Firm, page F-2

8.

Since Moore and Associates is no longer registered with the PCAOB, your independent accountant may not make reference to the reports of Moore and Associates as a basis for its opinion on the statements of operations, stockholders' deficit and cash flows for the period January 1, 2006 (inception) through December 31, 2009. Please have your independent accountant re-audit and opine on the statements of operations, stockholders' deficit and cash flows for the period January 1, 2006 (inception) through December 31, 2009, or request a waiver of the audit of the cumulative information from the Division's Office of the Chief Accountant (CF-OCA). Letters requesting a waiver or accommodation relating to certain financial reporting requirements may be submitted to CF-OCA via dcaoletters@sec.gov

RESPONSE:  We have requested a waiver of the audit of the cumulative information from the Office of the Chief Accountant of the SEC due to the revocation of Moore and Associates.  A copy of the request for a waiver will be filed as a separate correspondence via the EDGAR system.

Consolidated Financial Statements, page F-3

9.

Please provide audited statements of operations, stockholders' deficit and cash flows for the fiscal year ended December 31, 2007 as required by Item 8 of Form 20-F. As noted in our letter dated September 2, 2009, since Moore and Associates is no longer registered with the PCAOB, you should engage a firm that is registered with the PCAOB tore-audit that year.

RESPONSE:  As the Company is in the process of re-auditing its financial statements for the year ended December 31, 2007, which re-audit may impact its financial statements for the years ended December 31, 2008 and 2009, the Company will provide a response to this comment upon completion of the re-audit for 2007.

Notes to Consolidated Financial Statements. page F-6

Note 2. Summary of Significant Accounting Policies. page F-6

k) Basic and Diluted Net Income (Loss) Per Share, page F-8

10.

Please tell us how you compute the weighted average number of common shares outstanding used in computing basic net loss per share and why the weighted average number of common shares outstanding used in the computation for 2008 exceeds the number of common shares outstanding at the end of the year. In addition, please tell us how you treat common stock subscribed in your computations of basic and diluted loss per share and guidance in ASC 260 that supports your accounting policy.

RESPONSE: As the Company is in the process of re-auditing its financial statements for the year ended December 31, 2007, which re-audit may impact its financial statements for the years ended December 31, 2008 and 2009, the Company will provide a response to this comment upon completion of the re-audit for 2007.

Note 4. Common Shares, page F-10

11.

We note your disclosure that all common shares issued for services was valued using the end-of-day trading price of your common shares on the date of issuance. Please tell us why the issuance date is the appropriate measurement date for transactions with nonemployees referencing ASC 505-50-30-11 through 505-50-30-17 or other applicable GAAP. Please separately discuss the measurement dates used for common shares recorded as common stock subscribed. In doing so, please tell us whether the agreements related to common shares recorded as common stock subscribed include vesting terms.  Please also tell us your consideration of providing and/or clarifying disclosures regarding the measurement dates of common shares recorded as common stock subscribed.

RESPONSE: As the Company is in the process of re-auditing its financial statements for the year ended December 31, 2007, which re-audit may impact its financial statements for the years ended December 31, 2008 and 2009, the Company will provide a response to this comment upon completion of the re-audit for 2007.

Exhibits 12.1 and 12.2

12.

Please revise the certifications to comply with the form of certification in Form 20-F.  Specifically, you should revise paragraph 4d and refer to "the company" or "the company's" instead of referring to "the registrant," "the registrant's," "the small business issuer" and "the small business issuer's," as the case may be, throughout the certifications.

RESPONSE:  We have revised the Certifications as requested.

Engineering Comments

General

13.

Pursuant to section (A) of Industry Guide 7, the terms ores, ore grade, ore body, or ore deposits are treated the same as the term reserve. Please revise your disclosure and remove these terms until you have established a proven or probable reserve.

RESPONSE:  We have revised the Filing throughout to remove these terms.

14.

We note you use terminology such as mineral rich, mineral rich zone, and mineral wealth throughout your filing. Please tell us how you have made the determination that a particular area is "rich" in minerals and clarify your definitions for these terms.

RESPONSE:  We have revised the Filing throughout to remove these terms.

15.

We note you state you have minerals rights to 13,500 acres of land around Tombstone  Arizona, yet your website states you have 11,500 acres of patented mining claims and mineral exploration permits. Please explain the difference between these two numbers and, if necessary, modify your disclosure accordingly.

RESPONSE:  We have revised the Filing throughout to indicate that we have the mineral rights to approximately 11,500 acres of land.

16.

When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•

Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•

Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

•

Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

RESPONSE:  We have revised the Filing as requested.

Operations page 13

17.

Please expand your disclosure concerning the exploration plans to address the following points for each of your properties:

•

Disclose expenditures for your 2007 and 2008 exploration programs.

•

Provide a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•

If there is a phased program planned, briefly outline all phases.

•

If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•

Disclose how the exploration program will be funded.

•

Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

RESPONSE:  We have revised the Filing on page 14 to include the following chart:

SUMMARY OF TOMBSTONE’S EXPLORATION HISTORY AND FUTURE EXPLORATION PLANS
Year	Expenditures / Budget	Source of Funding	Exploration Activities	Persons Conducting Exploration and Qualifications
2007	$1.4 million	Private Placement Agreement with Eurogas, Inc. and other private investors	• Geological prospecting • R/C Drilling Program • Completed 5000 feet of R/C drilling

Dennis Dalton

Chief Geologist

Mr. Dalton received a B.S. in Geology from the University of California Long Beach and a M.S. in Mining Engineering from McKay School of Mines at the University of Nevada. Dating back to 1976, Mr. Dalton has widespread experience in mining geology. Mr. Dalton was an environmental engineer prior.

2008	$1.2 million	Private Placement with Haywood Securities, Cannacord Capital and other private investors	• Geological prospecting • Assaying and evaluation of information • Core Drill Program • Completed 5000 feet of core drilling

Francisco P. Montecinos

Former VP of Exploration

Francisco has worked as an exploration geologist for over 40 years in some 20 countries. Of these, the last 25 years has been spent throughout North and Central America as project manager and regional exploration manager for a number of multi-national mining companies. He has degrees from and has also completed studies at numerous universities including Harvard, University of Chile, California-Berkeley and Colorado School of Mines.

2009	$500,000	Private Placements with private investors	• Mapping of historical zones • Reviewing core samples from prior years • Reviewing historical data and drillings from prior years

Lane A. Griffin

Mr. Griffin has more than 30 years experience as a geological consultant exploring for precious metals and uranium.  He spent 4 years in the Army as an officer in the Corps of Engineers.  He is currently the President of Diversified Development Company, the operator of the Lone Jack Gold Mine in Bellingham, Washington.  He received a B.S. in Geology from Washington State University as well as a B.A. in Zoology and D.D.S. from the University of Washington.

2010	$500,000	Private Placement Agreement with Eurogas, Inc. and other private investors	• Mapping of historical zones • Reviewing core samples from prior years • Reviewing historical data and drillings from prior years • ZTem Geophysical Program conducted and completed by Geotech Inc.

Steve Radvak, P.E.

Mr. Radvak, P.E., P.Eng., has a B.A.Sc. in Mining and Mineral Processing Engineering from the University of British Columbia. He is a director and the Vice President of Exploration of the Company. He has been the President, Chief Executive Officer, and Director of Compliance Management Inc., since its inception in 1998. Compliance Management, Inc. is an environmental service company, which then became Martin’s Fencing Corp., a leader in providing fences, gates and enclosures in Arizona. He is a managing member of RM Fencing, LLC, which was originally organized in Arizona as Achieva Development, LLC in June of 2006. He has extensive experience in managing mineral exploration projects in the United States, Canada, Africa and Europe and will be a valuable asset to the Company.

2011	$1,203,800(1)	We are currently looking for investors to finance our 2011 drilling program in the approximate amount of $1.5 million.

Expect to conduct exploration activities from April - September 2011 (dependent upon financing), including:

•

Geophysical and gravity survey

•

Review of core samples from prior years

•

Review of historical data and drillings from prior years

•

Review and follow-up of ZTEM  Geophysical Program conducted and completed by Geotech Inc. (approximately 2 months to complete)

•

Execute core drilling program (approximately 4 months to complete)

				Steve Radvak, P.E. (see qualifications above) Dave Wahl Consulting Geologist

(1)

Our budget for 2011 consists of the following expenses for a total of $1,203,800:

•

Direct Drilling Expenses:  Drill Company Quote: $560,000; Sample, Assay:  $25,000; Road Building and Reclamation:  $25,000; Updated Geological Report and property mapping: $10,000; Work Truck for property: $10,000; Additional Geophysical work incl. IP and Gravity Survey:  $100,000.

•

Management Expenses: Alan Brown:  $60,000; Steve Radvak:  $52,800.

•

Employee Expenses: Dave Wahl:  $105,600; Scott Davis:  $33,000; Assay, Samples and Data Reporting:  $26,400

•

Office, Travel, Misc. Expenses:  $86,000

•

Professional Service Expenses: Legal, Accounting, Audits: $50,000

•

Permit Expenses: $60,000

18.

In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

RESPONSE:  We have revised the Filing on page 18 to include the following information:

“Quality Control Procedures (QA/QC)

The data obtained from our exploration program and sampling will consist of survey data, lithological data and assay results. Quality Assurance/Quality Control (QA/QC) protocols will be in place at the mining site and at the laboratory to test the sampling and analysis procedures.

The Company utilizes statistical methodologies to calculate mineral reserves based on interpolation between and projection beyond sample points. Interpolation and projection are limited by certain factors including geologic boundaries, economic considerations and constraints to safe mining practices. Sample points consist of variably spaced drill core intervals obtained from drill sites located on the surface and in underground development workings. Results from all sample points within the exploration area are evaluated and applied in determining the mineral reserves.

Samples are sent to a laboratory for analyses.  The samples are under a strict monitoring and tracking system from log-in to completion. Samples are logged-in immediately upon receipt and carefully checked for any special handling that may be needed. All analytical procedures, sample handling, and preservation techniques used strictly adhere to those approved by the Environmental Protection Agency (“EPA”), where applicable.  To test assay accuracy and reproducibility, pulps from core samples are resubmitted for analysis and compared. To test for sample errors or cross-contamination, blank core, (waste core), samples are submitted with the mineralized samples and compared.  Reference samples from the EPA or from private sources are also be tested with every set of samples to provide an additional measure of accuracy.

The QA/QC protocols are practiced on both resource development and production samples. The data is entered into a 3-dimensional modeling software package and analyzed to produce a 3-dimensional solid block model of the resource. The assay values are further analyzed by a geostatistical modeling technique to establish a grade distribution within the 3-dimensional block model. Dilution is then applied to the model and a diluted tonnage and grade is calculated for each block. Mineral and waste tons, contained ounces and grade are then calculated and summed for all blocks. A percent mineable factor based on historic geologic unit values is applied and the final proven reserve tons and grade are calculated.

The Company will review its methodology for calculating mineral reserves on an annual and as-needed basis. Conversion, an indicator of the success in upgrading probable ore reserves to proven ore reserves, will be evaluated as part of the reserve process. The review will examine the effect of new geologic information, changes implemented or planned in mining practices and mine economics on factors used for the estimation of probable mineral reserves. The review will include an evaluation of the Company’s rate of conversion of probable reserves to proven reserves.”

National Instrument 43-101 Technical Report page 14

19.

Please tell us if your National Instrument 43-101 technical report has been filed on the Sedar website.

RESPONSE:  The Company’s National Instrument 43-101 technical report has not been filed on the Sedar website.

Recent Acquisitions page 15

20.

We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

RESPONSE:  We have revised the Filing on page 22 to remove any references to other claims, companies or properties, as follows:

“Recent Acquisitions

On June 2, 2010, the Company received permits, approved by the Arizona State Land Department, encompassing five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

On June 8, 2010, the Company acquired additional land, comprising 240 acres, to the south of its current holdings. Additionally, the Company is finalizing details and budgets for an airborne geophysical program over the entire Tombstone district. The proposed geophysical program will use the ZTEM system which has been used for deep targets. Follow-up work may include geochemical surveys, prior to selecting additional drill targets. This geophysical exploration is targeting the deep copper potential in the district.

On June 21, 2010, the Company closed a leasing agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision within the 10 year lease.  The Company believes the extensive surface alteration of the Eagleville property creates potential for both open-pit and underground gold production.  Rock samples obtained from the Eagleville prospect have been measured as high as 1.394 opt. With the price of gold continuing to rise, the value of the Eagleville prospect is predicted to rise at a consistent rate with the price of gold. Rising mineral values with expenditures that remain constant will benefit the Company enormously.”

Governmental Regulations page 17

21.

We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/ or operational plans required to perform exploration activities on your properties. Include in your summary the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits.

RESPONSE:  We have revised the Filing on page 18 to include the following information:

“Governmental Regulations

Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any of our properties.  We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the State of Arizona and in the United States generally.  Our mineral claims entitle our company to continue exploration activities on our properties, subject to our compliance with various United States federal and state laws governing land use, the protection of the environment and related matters.

The Company holds eight patented mining claims, 330 unpatented mining claims, and 13 state mineral exploration permits. The Company represents that all unpatented claim filings are current and that the claims are valid until August 31, 2011 when the next annual maintenance fee payments and filings are due.

The unpatented claims and state exploration permits are administered by the BLM and State of Arizona, respectively, and have different requirements to maintain the claims/permits in good standing.  To maintain unpatented claims in good standing, a claim holder must pay a $125-per-claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00-per-claim recording fee to Cochise County where the claims are located. [Note: Initial BLM claim fees and filing costs for new claims total $170 per claim; that total includes an initial $30.00 claim location fee, plus the annual maintenance fee of $125 and a process fee of $15.] The BLM requires that all claims use an assessment year from September 1 through August 31. The fees for the current assessment year were paid by the Company upon filing; all claim assessment fees for the next year are due on August 31, 2011.

To maintain state mineral exploration permits in good standing, the permit holder must renew each permit annually (up to four times, for 5 years total) and pay an annual rental fee. The rental fee to the state is $2.00-per-acre to cover the first 2 years (due when the application is approved) and an annual rental fee of $1.00-per-acre for years 3 through 5. In addition the permit holder must make an annual exploration expenditure of at least $10.00 per acre for the first 2 years, and an annual exploration expenditure of at least $20.00 per acre for the next 3 years. The initial six permits were filed on July 26, 2007 and the other seven permits were filed on February 12, 2008. The assessment obligation on the exploration permits is $57,536.30 per year for the first 2 years ($10 per acre) and $115,072.60 per year for the remaining three years ($20 per acre).  Property taxes on the patented claims totaled $43.68 for 2007.

The state lands are covered by Arizona State Mineral Exploration Permits, which are administered by the Arizona State Land Department.  Permits to conduct drilling in Arizona are administered by the Arizona Department of Water Resources (ADWR). Permits to conduct exploration drilling on BLM lands require either a Notice of Intent or a Plan of Operations, depending upon the amount of new surface disturbance that is planned. A Notice of Intent is for planned surface activities that anticipate less than 5.0 acres of surface disturbance, and usually can be obtained within a 30 to 60 day time period. A Plan of Operations will be required if there is greater than 5.0 acres of new surface disturbance involved with the planned exploration work. A Plan of Operations can take several months to be approved, depending on the nature of the intended work, the level of reclamation bonding required, the need for archeological surveys, and other factors as may be determined by the BLM. No other permits are required for exploration drilling.

The Company has a Notice of Intent – Mineral Exploration Drilling AZA33591 to conduct drilling on BLM claims in Secs. 9 and 10, T20S-R22E. The permitted drilling was partially completed in 2007 with the drilling of holes TEM 1, TEM 2, and TEM 3. The Company also has received conditional approval, upon completion of archaeological and cultural resource surveys, to drill in Sec. 16, T20SR22E under Arizona State Exploration Permit 08-111868.”

Property, Plant, and Equipment page 17

22.

Please disclose the following information for each of your properties:

•

The nature of your ownership or interest in the property.

•

A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•

Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties. You may wish to attach this information as an exhibit to your filing.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•

The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

RESPONSE:  We have revised the Filing on pages 22 – 24 to include the following four charts entitled, “Summary of the Company’s Claims”, “The Company’s Unpatented Mining Claims”, “The Company’s Patented Mining Claims”, and “The Company’s Exploration Leasing Permits for the State of Arizona”:

“Our Claims

SUMMARY OF THE COMPANY’S CLAIMS
Number / Type of Claims / Location	Ownership / Interest in Property	Duration of Interest	Location	Acreage	Agreements / Royalties	Annual Fees / Maintenance / Permits
300 Unpatented Lode Claims

Fully controlled by the Company except 24 claims (Silver Bullet 5-14 and 31-34, staked over a Stock Raising  Homestead Entry (SRHE))

Company has the right to enter for exploration purposes

No surface rights

		Claims are valid until August 31, 2011 when the next annual maintenance fee payments and filings are due.	U.S. federal lands administered by U.S. Bureau of Land Management (BLM).	5,726.10 acres	No royalty agreements on federal mining claims.

Annual maintenance fees for the claims, as follows:  $125 per claim annual maintenance fee to the BLM, in lieu of annual assessment work, plus a $10.00 per claim recording fee to Cochise County where the claims are located.  To be paid by the Company.

8 Patented Lode Claims	Undivided 100 percent mineral interest in the claims as both the record mineral owner and the assessed mineral owner No surface rights	Claims are valid as long as the Company continues to hold title.	Private Land	145.58 acres	1.5 percent net smelter revenue royalty, payable upon production.	None
13 State of Arizona Mineral Exploration Lease Permits	Exclusive right to explore for and develop minerals on the lands State of Arizona is the record surface and mineral owner of land Company is the record permittee of the state lands	The initial six permits were filed on 7/26/2007 and must be renewed on 7/26/2011; the other seven permits were filed on 2/12/2008 and must be renewed on 2/12/2011.	Arizona state lands	5,753.63 acres	State mineral exploration permits, when converted to mining leases, will have royalties assigned to them by the State of Arizona.	$57,536.30 per year for the first 2 years ($10 per acre) and $115,072.60 per year for the remaining three years ($20 per acre). To be paid by the Company.

THE COMPANY’S UNPATENTED MINING CLAIMS
CLAIM NAME / NUMBER	SERIAL NO	MC LOC DATE	TOWNSHIP	RANGE	SECTION	QUARTER SECTION
TEMCORP #1	AMC388996	12/14/2007	20	22	07	SE
TEMCORP #2	AMC388997	12/14/2007	20	22	07	NE
TEMCORP #3	AMC388998	12/14/2007	20	22	08	NW
TEMCORP #4	AMC388999	12/14/2007	21	23	20	SW
TEMCORP #5	AMC389000	12/14/2007	21	23	20	SW
TEMCORP #6	AMC389001	12/14/2007	21	23	20	NW
TEMCORP #7	AMC389002	12/14/2007	21	23	20	NW
TEMCORP #8	AMC389003	12/14/2007	21	23	21	NW
TEMCORP #9	AMC389004	12/14/2007	21	23	21	NW
TEMCORP #10	AMC389005	12/14/2007	21	23	21	SW
TEMCORP #11	AMC389006	12/14/2007	21	23	21	SW

THE COMPANY’S PATENTED MINING CLAIMS
CLAIM NAME	MINERAL SURVEY NO.	CLAIM ACREAGE
Maine	M.S. # 579	18.33
Merrimac	M.S. # 175	20.61
Clipper	M.S. # 273	13.41
Triple X	M.S. # 577	15.27
Brother Jonathan	M.S. # 578	17.28
Lowell	M.S. # 797	20.59
May	M.S. # 317	19.43
Red Top	M.S. # 190	20.66
TOTAL ACREAGE:		145.58

THE COMPANY’S EXPLORATION LEASING PERMITS FOR THE STATE OF ARIZONA
LEGAL DESCRIPTION	KE – LEASE NO.	ACRES
T20S-R22E, G&SRM Section 18: Lots 1-4, E½ W ½, NE, NW SE & S½ SE	08-111863	603.00
T20S-R23E, G&SRM Section 7: Lots 1-4, E½ W ½ & E½	08-111864	638.80
T20S-R22E, G&SRM Section 19: Lots 1-4, E½ & E½ W ½	08-111865	642.72
T20S-R22E, G&SRM Section 8: Lot 2, SW & NW SE	08-111866	236.76
T20S-R22E, G&SRM Section 7: Lots 1-4, N½ NE, S½ SE & E½ W½	08-111867	481.88
T20S-R22E, G&SRM Section 16: Lots 1, 4, 13, 5, 10, 11, 12, 14 NE SW, S½ SW; Lot 3 & Lot 6; Parts of Lots 2, 4, 7 & 9 (Described by metes & bounds)	08-111868	420.44
T20S-R22E, G&SRM Section 26: NE, E½ NW	08-112344	240.00
T20S-R22E, G&SRM Section 36: N½ NE, NE NW, S½	08-112345	440.00
T20S-R22E, G&SRM Section 25: E½, E½ W½	08-112346	480.00
T20S-R22E, G&SRM Section 24: SE, E½ SW	08-112347	240.00
T20S-R23E, G&SRM Section 31: Lots 1-2, NE, E½ NW, NE SW, N½ SE	08-112348	439.50
T20S-R23E, G&SRM Section 30: NENE LY E of 95-85974, Lots 1-4, E½ W½, E½ LY E W S of 95-85974	08-112349	571.25
T20S-R23E, G&SRM Section 19: Lots 1-4, E½ SW, E½ SE	08-112350	319.28
Total Acres Permitted		5753.63

23.

Please discuss how you will acquire both an adequate water and power supply for your property.

RESPONSE:  We have revised the Filing on page 16 to include the following information:

“Local Resources

Tombstone is the nearest town to the Tombstone Project. The U.S. Census Bureau reports a year-2000 population of 1,500 people. Services at Tombstone are marginally adequate to support the requirements of a mining exploration and development project, but other nearby towns (2000 U.S. Census Bureau populations: Wilcox, 3,733; Benson, 4,700; Bisbee, 6,100; and Sierra Vista, 37,775) have services such as drilling contractors, equipment rental and services, engineering services, and a labor force that are more able to support the Project. Sierra Vista is about 18 mi from the project area. The nearest large city, Tucson—located 70 mi northwest of Tombstone along Interstate 10—has a population of more than 485,000 (2000 Census) and has company, service, and contractor resources that may not be available locally. Other cities at a greater distance (Phoenix, Arizona; Las Cruces and Albuquerque, New Mexico) also are able to provide services to support exploration and mining in the area.

Surface water is scarce and groundwater supplies are somewhat limited. Walnut Gulch to the north is an ephemeral stream, as is the San Pedro River to the west. In 1882 a pipeline was constructed to bring drinking water to Tombstone from the Huachuca Mountains, 27 mi to the west. The town has municipal wells that supply the needs of the town population.  Ranchers in outlying areas obtain domestic and stock water from private wells.  Water supplies for development and mining would come from groundwater sources in the area.  Arizona Department of Water Resources (ADWR) well records for the area indicate the water table is generally shallow, 200 to 400 feet below ground surface.

Telephone and electric power are available to the area, providing service to local ranchers and small service companies located outside of the town. Telephone service is provided by Qwest. Internet and television services also are available locally. Electric power is supplied through Sulphur Springs Valley Electric Cooperative, with 440V, three-phase lines nearby. One-ten and 220 power lines cross the property. Postal services are available by post offices boxes and ground delivery. UPS, DHL, and Federal Express also are available locally.

Gas and diesel stations are 2 mi from the property, and major fuel supply stations are 15 mi away in Sierra Vista. El Paso Gas has a gas line that crosses the northeast corner of Sec. 7, T20S-R22E.  Section 7 is held by Arizona State Exploration Permit 08-111864. The Southern Pacific railroad line parallels the San Pedro River.”

24.

We note you reference a 50,000 ton deposit of+ 1.5 OPT Ag in this section of your filing.  Pursuant to section (A) of Industry Guide 7, only proven and probable reserves may be disclosed in SEC filings. Please remove this disclosure from your filing.

RESPONSE:  We have revised the Filing to remove this disclosure.

In connection with the Company’s responding to the comments set forth in the December 17, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown

By: Alan Brown

Title:  President and Chief Executive Officer